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The Maine Market

Market

2354 Broadway
Bangor, ME 04401
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Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 3× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
The Maine Market is seeking investment to lease secured at 2354 Broadway in Bangor Maine and renovate the facility prior to opening.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

The Maine Market is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Invitation to Opening Function Invest $1,000 or more to qualify. 20 of 20 remaining

Prior to opening I would like to invite investors of $1000 to tour the revamped facility and enjoy a private on site function

Personal Function Invest $10,000 or more to qualify. 10 of 10 remaining

Investor of $10,000 will be awarded with a personal function of thanks at a location of your choosing

THE PLAN

Maine Market will be a market place offering both local and imported specialty items designed to attract locals and visitors who seek to support a local family owned business. We will offer:

Fresh baked good from a professional baker
Kitchen to offer a variety of items from street foods, vegan foods, and international cuisines
Seating will be available or items will be available in sustainable takeout containers
On-site fuel
Specialty Market including local and imported items
Catering Available
Coffee Bar
THE VISION

I am a chef that grew up on a farm in upstate NY. I am the daughter of a sportsman. I have watched family owned businesses suffer over the last few decades some due to inability or lack of knowledge to change with the current climates. I spend hours watching trending information as this is truly my passion. One might say I am almost obsessed (in a good way, I believe) with studying what's happening in these forums. I want to take that passion and create a market that offers fresh goods, prepared foods that are both heat and serve or bake and serve, a small dinette of sorts where locals can gather at a table and share a coffee and a muffin, a vegan meal, an international street food, or a dessert all together. I want to offer specialty items next to locally farm raised meat, baked goods from fruit bearing trees to be planted on property. I would like to revamp the property to create the interior look of sustainability. Wood floors, counters and shelving of reclaimed or pine wood and granite tops from disposed remodels.

LOCATION

Future information about the location, space, and buildout

Allows for growth to year round business from a seasonal business
Allows for space to expand business to include heat and serve and bakery items that space and current lease do not allow due to non-compete clause
My (Bethany) end goal has always been to go to Maine … I like the mindset of Maine that supports local businesses and strives for a sustainable lifestyle
Electric Car Charging Stations
Catering Venue on Site
External Food Truck that can also be used at events on the waterfront and for functions as well as daily use
THE TEAM
Bethany Marie Gregory
Owner/Executive Chef

2 years operating a kitchen at the 96 Connection a convenience store and gas station in Candor NY, 4 years Front of House experience as a server, 2 years cashier work at a Shop N Save in Castle Shannon PA during culinary school, 22 years in kitchens, 20 in management roles, owner of a vegan takeout restaurant in Provincetown MA

Elaine Koss
Head Baker

Owner of Phil's Bakery, Edgartown, Martha's Vineyard, Massachusetts (a MV Staple until Hurricane Bob Damaged the structure)

Shannon James
Kitchen Manager

Line Cook and house painter in Jamaica current H2b worker

PRESS
Everybody Has a Hungry Heart

Community kitchens address hunger and isolation in Outer Cape winters

Bethany Gregory's Roasted Oyster Banh Mi

An Outer Cape version of a French-Vietnamese sandwich that's generous in every way

This is a preview. It will become public when you start accepting investment.
GENERAL IDEAS ABOUT INTERNAL UPGRADES (THESE PHOTOS ARE BORROWED FROM A NOW DEFUNCT RESTAURANT IN BOSTON BUT I WOULD LIKE TO INCORPORATE SOME OF THE CONCEPT)
Previous
Next
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01/21/2021
Incorporated

LLC to be filed as foreign entity in Maine from existing business in Massachusetts this allows for the previous 3 years to be maintained to show valuation potential and explain growth potential by developing a year-round sustainable business that is more than just the current seasonal take-out business existing in a leased property.

01/12/2022
Incorporated

Lease in hand from Realtor. Signed By Bethany and Shannon.

1/21/2022
Incorporated

Lease signed by property owner and now 100% legalize with April 1st, 2022 date to take over occupancy.

1/21/2022
Capital Raise

Bethany has found a person to take over current business (not including the LLC structure) in Provincetown so that she can fully step away to possession of The Maine Market at the beginning of the lease and enter with sizeable personal investment also.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
secure and remodel the location in Bangor Maine $141,000
Mainvest Compensation $9,000
Total $150,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,825,000 $2,007,500 $2,148,025 $2,255,426 $2,323,085
Cost of Goods Sold $500,000 $550,000 $588,500 $617,924 $636,460
Gross Profit $1,325,000 $1,457,500 $1,559,525 $1,637,502 $1,686,625

EXPENSES

Rent $35,000 $35,000 $35,000 $35,000 $35,000
Utilities $50,000 $51,250 $52,531 $53,844 $55,190
Salaries $250,000 $250,000 $250,000 $250,000 $250,000
Insurance $10,000 $10,000 $10,000 $10,000 $10,000
Operating Profit $980,000 $1,111,250 $1,211,994 $1,288,658 $1,336,435
This information is provided by The Maine Market. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
EIN Formation - Google Drive.pdf
Investment Round Status
Target Raise $150,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends March 25th, 2022
Summary of Terms
Legal Business Name Tween the Tides
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
3×
Investment Multiple 1.7×
Business's Revenue Share 1.5%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1st, 2027
Financial Condition

Current business stayed viable during covid

Catering business increase post covid

new business has no operating history available

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Tween the Tides to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Tween the Tides operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Tween the Tides competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Tween the Tides's core business or the inability to compete successfully against the with other competitors could negatively affect Tween the Tides's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tween the Tides's management or vote on and/or influence any managerial decisions regarding Tween the Tides. Furthermore, if the founders or other key personnel of Tween the Tides were to leave Tween the Tides or become unable to work, Tween the Tides (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tween the Tides and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tween the Tides is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tween the Tides might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tween the Tides is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Tween the Tides

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Tween the Tides's financial performance or ability to continue to operate. In the event Tween the Tides ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Tween the Tides nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Tween the Tides will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tween the Tides is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tween the Tides will carry some insurance, Tween the Tides may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tween the Tides could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Tween the Tides's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tween the Tides's management will coincide: you both want Tween the Tides to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Tween the Tides to act conservative to make sure they are best equipped to repay the Note obligations, while Tween the Tides might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Tween the Tides needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Tween the Tides or management), which is responsible for monitoring Tween the Tides's compliance with the law. Tween the Tides will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tween the Tides is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tween the Tides fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tween the Tides, and the revenue of Tween the Tides can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Tween the Tides to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Maine Market. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
The Maine Market isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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